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                           ELITRA PHARMACEUTICALS INC.
                               3510 DUNHILL STREET
                               SAN DIEGO, CA 92121



November 20, 2000


VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C.  20549
Attn:  Jeffrey P. Riedler

RE:      ELITRA PHARMACEUTICALS INC.
         REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-45146)
         REQUEST FOR WITHDRAWAL

Dear Mr. Riedler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Elitra Pharmaceuticals Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-45146) filed with the Commission on September 5, 2000, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

If you should have any questions regarding this application, please contact Frederick T. Muto or Glenn F. Baity of Cooley Godward LLP at (858) 550-6000.

Sincerely,

ELITRA PHARMACEUTICALS INC.



By:      /s/ Alana B. McNulty
         -------------------------------------
         Alana B. McNulty
         Chief Financial Officer


cc:      Harry F. Hixson, Jr., Ph.D.
         Frederick T. Muto, Esq.
         L. Kay Chandler, Esq.
         Glenn F. Baity, Esq.